UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       Shared Technologies Fairchild Inc.
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)

                                   818 905 101
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 14, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].




                                                   PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D


CUSIP NO.  818 905 101                                   PAGE  2  OF  13  PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    775,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            775,100

       10             SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             775,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                  SCHEDULE 13D


CUSIP NO.  818 905 101                                   PAGE  3   OF  13  PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            775,100

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            775,100

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             775,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.   818 905 101                                  PAGE   4  OF  13  PAGES
         ---------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY



4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            775,100

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            775,100

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             775,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.    818 905 101                                 PAGE   5  OF  13  PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    775,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            775,100

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             775,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14     TYPE OF REPORTING PERSON

             PN
------ --------------

                                  SCHEDULE 13D


CUSIP NO.    818 905 101                                 PAGE   6  OF  13  PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]


3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    775,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            775,100

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             775,100

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.1%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

CUSIP NO.  818 905 101



ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the Common Stock, par value $.004 per share of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 100 Great Meadow Road, Suite 104, Wethersfield, Connecticut, 06109. The Company's shares of Common Stock (the "Common Stock") are referred to herein as the "Shares."


ITEM 2.     IDENTITY AND BACKGROUND.

            This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), Cramer Capital Corporation, a Delaware corporation, Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"), James J. Cramer and Karen L. Cramer (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

            The Manager acts as an investment adviser to and manager of Cramer Partners, L.P. (the "Partnership"). The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.


                                                   PAGE 7 OF 13 PAGES

CUSIP NO.  818 905 101





            During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares were purchased with the personal funds of the Partnership in the amount of $6,331,485.42.


ITEM 4.     PURPOSE OF TRANSACTION.

            The Shares were acquired for investment purposes. The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.


                                                   PAGE 8 OF 13 PAGES

CUSIP NO.  818 905 101





            Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) This statement on Schedule 13D relates to 775,100 Shares beneficially owned by the Reporting Persons, which constitute approximately 5.1% of the issued and outstanding Shares.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 775,100 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 775,100 Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where as noted, all of such purchases were made on the open market.

(d)         Not applicable.

(e)         Not applicable.



                                                   PAGE 9 OF 13 PAGES

CUSIP NO.  818 905 101





ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership, which owns 775,100 Shares. James Cramer is the president of the Manager and Karen Cramer is the vice president. Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limiting to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A         Joint Filing Agreement

            Exhibit B         Transactions in Common Stock Within Past 60
                              Days



                                                   PAGE 10 OF 13 PAGES

CUSIP NO.  818 905 101





                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 20, 1997


                              J.J. CRAMER & CO.

                              By:  /s/ James J. Cramer
                                   --------------------------------
                                   Name: James J. Cramer
                                   Title: President


                               /s/ James J. Cramer
                              --------------------------------
                              James J. Cramer


                               /s/ Karen L. Cramer
                              --------------------------------
                              Karen L. Cramer


                              CRAMER PARTNERS, L.P.

                              By:   CRAMER CAPITAL CORPORATION
                               its general partner


                              By:  /s/ James J. Cramer
                                   --------------------------------
                              Name: James J. Cramer
                                   Title: President


                              CRAMER CAPITAL CORPORATION

                              By:  /s/ James J. Cramer
                                   --------------------------------
                              Name: James J. Cramer
                                   Title: President



                                                   PAGE 11 OF 13 PAGES

                                EXHIBIT A

                         JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the
Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.
Dated:  February 20, 1997


                              J.J. CRAMER & CO.

                              By:  /s/ James J. Cramer
                                  --------------------------------
                                  Name: James J. Cramer
                                  Title: President


                               /s/ James J. Cramer
                              --------------------------------
                              James J. Cramer


                               /s/ Karen L. Cramer
                              --------------------------------
                              Karen L. Cramer


                              CRAMER PARTNERS, L.P.

                              By:   CRAMER CAPITAL CORPORATION
                               its general partner

                              By:  /s/ James J. Cramer
                                  --------------------------------
                                  Name: James J. Cramer
                                  Title: President


                              CRAMER CAPITAL CORPORATION

                              By:  /s/ James J. Cramer
                                  --------------------------------
                                  Name: James J. Cramer
                                  Title: President


                                                   PAGE 12 OF 13 PAGES

                                EXHIBIT B

                      Transactions in Common Stock
                 of The Company within the Past 60 Days



                    No. of Shares
Trade Dates        Purchased/Sold           Cost Per Share          Type
-----------        --------------           --------------          ----
12/17/96               20,000                    8.688                P
12/27/96               10,000                    9.156                P
12/30/96                4,500                    8.875                P
12/31/96                4,000                    9.00                 P
12/31/96                3,500                    9.25                 P
1/27/97                30,000                    7.625                P
1/29/97                10,000                    7.375                P
1/30/97                 5,000                    7.50                 P
2/5/97                160,000                    7.75                 P
2/7/97                  5,000                    8.50                 S
2/7/97                 10,000                    8.50                 S
2/12/97                15,000                    7.875                P
2/13/97                10,000                    7.75                 P
2/14/97                25,000                    7.75                 P








                                                   PAGE 13 OF 13 PAGES